Exhibit 99.1

Diginex Limited Closes $38.6 Million Private Placement

SINGAPORE, Jan. 21, 2021 /PRNewswire/ — Diginex Limited (Nasdaq: EQOS) (“Diginex” or the “Company”), a digital assets financial services company, today announced the closing of the previously announced US$38.6 million private placement with certain institutional investors.

An aggregate of 2,571,669 ordinary shares along with warrants to purchase up to an aggregate of 2,571,669 ordinary shares at a purchase price of $15.00 per share and accompanying warrant were subscribed. The warrants are exercisable immediately with a term of three years and an exercise price of $18.75 per share. Diginex intends to use the net proceeds from the offering for working capital and general corporate purposes to further invest in and accelerate the roll-out of its digital asset ecosystem.

Richard Byworth, CEO of Diginex, commented: “The closing of this private placement is another major milestone in our corporate history and will provide us with additional capital needed to invest in our business and execute on our business plan. Institutions are increasingly seeking out respected and trusted partners to gain exposure to this important asset class. Diginex is ideally positioned to benefit from this increase in institutional participation.”

About Diginex Limited

Diginex is a digital assets financial services company focused on delivering a cryptocurrency and digital assets ecosystem offering innovative product and services that are compliant, fair and trusted. The group encompasses cryptocurrency exchange EQUOS.io as well as an over-the-counter trading platform. It also offers a front-to-back integrated trading platform Diginex Access, a securitization advisory service Diginex Capital, market leading hot and cold custodian Digivault and funds business Bletchley Park Asset Management.

For more information visit: https://www.diginex.com/

Follow Diginex on social media on Twitter @DiginexGlobal, on Facebook @DiginexGlobal, and on LinkedIn.

Follow EQUOS.io on social media on Twitter @EQUOS_io and on LinkedIn.

Forward-Looking Statements

This press release includes forward looking statements that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. For example, forward looking statements in this press release relate the completion of the private placement, the satisfaction of customary closing conditions related to the private placement and the intended use of net proceeds from the private placement. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results or outcomes to differ materially from the forward-looking statements. Most of these factors are outside of Diginex’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognize the anticipated benefits of the business combination; the ability of Diginex to grow and manage growth profitably; Diginex’s limited operating history and history of net losses; Diginex’s ability to execute its business plan; the inability to maintain the listing of Diginex’s shares on Nasdaq; Diginex’s estimates of the size of the markets for its products; the rate and degree of market acceptance of Diginex’s products; Diginex’s ability to identify and integrate acquisitions; potential litigation involving Diginex or the validity or enforceability of Diginex’s intellectual property; general economic and market conditions impacting demand for Diginex’s products and services; and such other risks and uncertainties indicated in Diginex’s Shell Company Report on Form 20-F, including those under “Risk Factors” therein, and in Diginex’s other filings with the SEC, which are available on the SEC’s website at www.sec.gov.

In addition, any forward-looking statements contained in this press release are based on assumptions that Diginex believes to be reasonable as of this date. Diginex undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

CONTACT: Press Contact: Heather Dale, E: heather.dale@diginex.com, Tel: +852 9274 3312; Investor Relations Contacts: Ross Dunwoody or Christian Arnell, Investor Relations, Email: ir@diginex.com; Matt Glover or Charlie Schumacher, Gateway Investor Relations, Email: Diginex@gatewayir.com, Phone: +1 949-574-3860